Exhibit 4.31

Nortel Networks Agreement No. 011449
Nortel Networks Amendment No. 011449(5)

AMENDMENT #5

TO

OEM PURCHASE AND SALE AGREEMENT NO. 011449 (“Agreement”)

BETWEEN SELLER CORPORATION AND NORTEL NETWORKS LIMITED

This Amendment #5 to OEM Purchase and Sale Agreement No. 011449 by and between Nortel Networks Limited, a Canada corporation with offices located at 8200 Dixie Road, Suite 100, Brampton, Ontario, Canada L6T 5P6 (Nortel Networks) and AudioCodes Ltd., an Israeli corporation with offices located at 1 Hayarden Street, Airport City, 70100 Lod, Israel (Seller), will be effective as of January 1, 2005 (“Amendment #5 Effective Date”),

WHEREAS, Nortel Networks and Seller entered into an OEM Purchase and Sale Agreement dated April 28, 2003 (“Agreement”); and

WHEREAS, Nortel Networks and Seller wish to amend certain provisions relating to support of the Products in Exhibit C of the Agreement and for revising the terms and conditions of the Agreement;

NOW, THEREFORE, in consideration of the premises and the promises set forth herein, the parties agree as follows:

1.	Nortel Networks and Seller agree to amend the following sections of Exhibit C of the Agreement as follows:

1.1	Delete the existing section 1.1 and replace by:

Remote Technical Services – At Nortel Networks’ request Seller will provide Nortel Networks with remote technical support services, as described in Section 3 of Exhibit H to this Agreement, under (a) Seller’s Standard Support Package (b) Seller’s Enhanced Support Package (c) Seller’s Standard Support Package with 24x7 support (“24x7 Support Package”), or (d) Seller’s Premium Support Package.

1.2	Delete the existing section 1.1.1 and replace by:

Support Package Charges – Seller’s basic charges for the support packages described in Section 1.1 will be calculated at the end of each calendar quarter during the Term. As of the last day of the calendar quarter, for each support package and each Product group (e.g., Mediant products) (and in the case of 24X7 and Premium Support Packages in each control protocol) supported under a package, Seller will calculate the total Price of all Products in the Product group (and, if applicable, each control protocol under each Product group) purchased by Nortel Networks since the Effective Date (“Product Group Cumulative Volume”).

(a)	Standard and Enhanced – For the Standard Support Program and the Enhanced Support Program Seller will apply the Product Group Cumulative Volume to the matrix in Subsection 1.1.2 below to determine the percentage to be used in calculating the technical support charges that will apply retroactively for the calendar quarter just ending. Seller will divide the resulting effective annual dollar charge by 4 to calculate the quarterly charge to invoice. For example, as of the end of the third quarter of the second year of the Term, if Nortel Networks’ Product Group Cumulative Volume for Mediant Product supported under the Standard Support Package were [*] and the Product Group Cumulative Volume for Mediant Products supported under the Enhanced Support Package were [*] million, then the applicable percentages to be used would be [*] and [*] respectively. Applying the percentages in the examples, the basic charges Seller would invoice Nortel Networks for the quarter would be [*] for the Standard Support Package and [*] for the Enhanced Support Package (i.e., the effective annual charge divided by [*]).

(b)	24X7 and Premium Support Packages – For the 24X7 and Premium Support Packages only, Nortel Networks agrees that the applicable support charges will be determined by applying the Product Group Cumulative Volume on a per control protocol basis (i.e., a separate calculation for each of [*], [*] and [*]). In that regard if the Product Group Cumulative Volume for one protocol for Mediant Products were [*] million then Seller would invoice Nortel Networks for [*] for the 24x7 Support Package for the calendar quarter just ending (i.e., the effective annual charge divided by 4), based on the “greater than” requirement in the applicable matrix column in Subsection 1.1.2.

1.3	Delete the existing section 1.1.2 and replace by:

Product Group Cumulative Volume per Support Package	[*]	[*]	[*]	[*]
Standard Support Program	[*]	[*]	[*]	[*]
Enhanced Support Program	[*]	[*]	[*]	[*]

Product Group Cumulative Volume (per Control Protocol) per Support Package	[*]	[*]	[*]	[*]
24x7 Support Package	[*]	[*]	[*]	[*]
Premium Support Package	[*]	[*]	[*]	[*]

* Confidential

1.4	Delete the existing section 1.1.3 and replace by:

Cumulative Total Support Program Charge – Notwithstanding Subsection 1.1.1 above, during the Term, if the total of all Product Group Cumulative Totals for the Standard or Enhanced or 24x7 Support Package exceeds [*], and until the total of all Product Group Cumulative Totals for the same support package equals [*], Nortel Networks will not be obligated to pay (i) more than [*] in support charges in each future calendar quarter for Standard Support Package; or, (ii) more than [*] in total support charges for all control protocols in each future calendar quarter for the 24X7 Support Package. Notwithstanding Subsection 1.1.1 above, during the Term, if the total of all Product Group Cumulative Totals for the Premium Support Package exceeds [*] million, and until the total of all Product Group Cumulative Totals for the same support package equals [*], Nortel Networks will not be obligated to pay more than [*] in total support charges for all control protocols in each future calendar quarter for the Premium Support Package. When the total of all Product Group Cumulative Totals for each of the Support Packages equals [*], the parties will agree on the applicable percentage to be used to calculate future support charges for the applicable support package.

2.	Nortel Networks and Seller agree to amend the following sections of Exhibit H of the Agreement as follows:

2.1	Add new section 3.10A to read:

In addition to Seller’s obligations under this Exhibit H for providing its Premium Support Package, the Premium Support Package will include Seller’s providing Nortel Networks with Major Software Version releases that include performance enhancements as well as additional features.

2.2	Add new section to read:

—	Premium Support Payment Exclusions:

–	TP610 for Centrex IP (No upgrades)
–	Lab equipment, PI equipment, R&R inventory
–	Account specific “free labs” equipment that is used for initial lab testing potential Service Provider customers. “Free Labs” does not include equipment that will be later used in a network deployment.

3.	This Amendment will serve as notice under the Agreement that Seller’s address is now at 1 Hayarden Street, Airport City, Lod 70100, Israel.

4.	Except for this Amendment No. 5, in all other respects the Agreement shall remain unchanged.

* Confidential

IN WITNESS WHEREOF, the parties have caused this Amendment No. 5 to the Agreement to be signed by their duly authorized representatives.

NORTEL NETWORKS LIMITED By: /s/ Nancy Scott —————————————— Print Name: Nancy Scott Title: SR Mgr. Supply Mgmt. Date: May 6, 2005	AUDIOCODES LTD. By: /s/ Ben Rabinowitz —————————————— Print Name: Ben Rabinowitz Title: VP Marketing and Sales, NA Date: April 27, 2005